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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

/x/	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                to

Commission file number 0-27414

REMEC, Inc. Profit Sharing 401(k) Plan
9404 Chesapeake Drive
San Diego, CA 92123
(Full title of the plan and the address of the plan)

REMEC, Inc.
9404 Chesapeake Drive
San Diego, CA 92123
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REMEC, Inc.
Profit Sharing 401(k) Plan
Audited Financial Statements and
Supplemental Schedules
Year ended December 31, 2000

Report of Independent Auditors

REMEC, Inc. as Plan Administrator of
REMEC, Inc. Profit Sharing 401(k) Plan

    We have audited the accompanying statements of net assets available for benefits of REMEC, Inc. Profit Sharing 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP
                      ERNST & YOUNG LLP

San Diego, California
June 7, 2001

REMEC, Inc.

Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2000	1999
Investments, at fair value based on market price:
Mutual funds	$25,008,637	$28,005,778
Interest bearing cash	688,991	1,208
Remec, Inc. common stock	6,960,540	5,006,900
Investments, at estimated fair value:
Participant loans	1,538,541	1,280,708

Total investments	34,196,709	34,294,594
Receivables:
Employee contributions receivable	—	111,000
Employer contributions receivable	190,594	—
Income receivable	—	169
Due from brokers for sales of securities	27,423	187,775

Total receivables	218,017	298,944

Liabilities:
Due to brokers for purchases of securities	(286,610)	—

Total liabilities	(286,610)	—

Net assets available for benefits	$34,128,116	$34,593,538

See accompanying notes.

REMEC, Inc.
Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000

Additions:
Employee contributions	$4,161,124
Rollover contributions	327,753
Employer contributions, net of forfeitures	777,416
Interest and dividends	2,293,446
Transfers from other plans	401,788
Net depreciation in fair value of investments	(6,389,906)

Total additions	1,571,621
Deductions:
Distributions to participants	2,017,958
Administrative expenses	19,085

Total deductions	2,037,043

Net decrease	(465,422)
Net assets available for benefits at:
Beginning of year	34,593,538

End of year	$34,128,116

See accompanying notes.

REMEC, Inc.
Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2000

1. Significant Accounting Policies

General

    The financial statements of REMEC, Inc. Profit Sharing 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

    Certain amounts from the previous year have been reclassified to conform to current year presentation.

Investment Valuation and Income Recognition

    Investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The shares of REMEC, Inc. common stock are valued at quoted market prices at year-end. The participant loans are valued at their outstanding balance, which approximates fair value.

    The REMEC, Inc. Common Stock Fund consists of the underlying company stock and a short-term cash component, Fidelity Institutional Money Market Fund, to provide liquidity for daily trading.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.

2. Description of the Plan

    The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

General

    The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of REMEC, Inc. (the "Company"). The effective date of the Plan is January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    The Company pays most administrative expenses of the Plan. Certain investment management fees and other charges paid to the trustee are offset against fund performance in the net appreciation (depreciation) section of the statement of changes in net assets available for benefits and are not, therefore, separately reflected as administrative expenses.

    The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the Statement of Net Assets Available for Benefits.

Eligibility

    The Plan covers all employees of the Company. There is no service requirement. Employees may elect to join the Plan quarterly on January 1, April 1, July 1, and October 1.

Contributions

    Each year, participants may contribute from 1% to 15% of pretax compensation, as deferred in the Plan and subject to the annual limits of the Internal Revenue Code.

    The Company may make a discretionary profit-sharing contribution in an amount to be determined annually by the Sponsor. A participant must be employed on the last day of the plan year and have earned at least 500 hours of service to be eligible for any profit-sharing contributions. The profit-sharing contributions to the Plan are allocated based on the ratio of each participant's compensation to total compensation of all eligible participants. There were no discretionary profit-sharing contributions during 2000.

    The Company also makes a matching contribution. The matching contribution is an amount equal to the percentage determined by the Sponsor of all of the tax deferred contributions of eligible participants for the contribution period up to a maximum match of $600 annually.

Participant Accounts

    Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan's earnings or losses. The benefit to which a participant is allowed is limited to the balance in his account.

Forfeitures

    Forfeited balances of terminated participants' non-vested accounts are retained in the Plan and will first be applied against the Plan's expenses for the plan year, and will then be used to reduce future employer contributions. The balance of forfeited non-vested accounts was not material as of December 31, 2000 or 1999.

Vesting

    Participants are immediately vested in their elective contributions, plus actual earnings thereon, and such amounts are non-forfeitable. With regard to employer matching and discretionary contributions, participants are 50% vested after one year and 100% vested after two years of service.

Participants Notes Receivable

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 6.50%—12%. Principal and interest is paid through bi-weekly payroll deductions.

Payment of Benefits

    Upon termination of service for any reason, a participant's account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor's option, if the account balance is $5,000 or less, the entire balance may be distributed.

    Amounts allocated to withdrawn participants at December 31, 2000 and 1999, for claims that have been processed and approved for payment prior to year-end but not yet paid, are $0 and $58,798, respectively.

Plan Mergers

    During 2000, REMEC, Inc. acquired Airtech plc and WACOM Products. Both of these companies had 401(k) plans, which were merged into the REMEC, Inc. Profit Sharing 401(k) Plan in early 2000.

Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

3. Investments

    Fidelity Management Trust Company, the Trustee of the Plan, holds the Plan's investments and executes all investment transactions. During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Common stock	$(3,057,084)
Mutual funds	(3,332,822)

Total	$(6,389,906)

    The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31,
	2000	1999
Fidelity Magellan Fund	$4,954,541	$5,928,515
Fidelity Contrafund	2,823,777	3,680,023
Fidelity Growth Company Fund	5,349,526	5,726,395
Fidelity Growth and Income Fund	4,225,993	4,713,631
Fidelity Asset Manager Fund	2,161,673	2,447,596
Fidelity Retirement Money Market Fund	3,334,362	3,729,854
REMEC, Inc. Common Stock	6,960,540	5,006,900

4. Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service dated May 26, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

Supplemental Schedule

Schedule I

REMEC, Inc.
Profit Sharing 401(k) Plan

Employer ID #95-3814301, Plan 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2000

(a)	(b) Identity of issue	(c) Description of asset	(e) Current Value
*	Fidelity Management Trust Company
	Fidelity Magellan Fund	41,530.103 shares	$4,954,541
	Fidelity Contrafund	57,428.857 shares	2,823,777
	Fidelity Growth Company Fund	74,891.870 shares	5,349,526
	Fidelity Investment Grade Bond Fund	181,065.043 shares	1,296,426
	Fidelity Growth and Income Fund	100,379.878 shares	4,225,993
	Fidelity Asset Manager Fund	128,518.006 shares	2,161,673
	Fidelity Retirement Money Market Fund	3,334,361.980 shares	3,334,362
	Fidelity Diversified International Fund	13,864.353 shares	304,184
	Spartan US Equity Index Fund	11,923.853 shares	558,155
*	REMEC, Inc. Common Stock	1,123,364.300 shares	6,960,540
	Interest bearing cash		688,991
*	Participant loans	6.50% to 12.00% interest, various maturities	1,538,541

			$34,196,709

* Indicates party-in-interest

EXHIBITS

23.1.	Consent of Independent Auditors

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, REMEC, Inc., as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    Date: June 27, 2001

REMEC, Inc. PROFIT SHARING 401(k) PLAN
By:	REMEC, Inc.
By:	/s/ David Morash

David Morash Executive Vice President and Chief Financial Officer

QuickLinks

Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financila Statements
Supplemental Schedule
  Schedule I
EXHIBITS
SIGNATURES